Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Fourth Quarter and Full Year 2011 Results

Lod, Israel – February 1, 2012 - AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the fourth quarter and year ended December 31, 2011.

Revenues for the fourth quarter of 2011 were $37.2 million compared to $36.0 million for the third quarter of 2011 and $40.5 million for the fourth quarter of 2010. Revenues were $155.8 million in 2011 compared to $150.0 million in 2010.

AudioCodes has established a new financial reporting product line, Managed and Technical Services, effective with the Company's results for the fourth quarter of 2011. Revenues associated with the new Managed and Technical Services product line grew to 15% of total revenues in the fourth quarter of 2011.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $670,000, or $0.02 per diluted share, for the fourth quarter of 2011 compared to a net loss of $527,000, or ($0.01) per diluted share, for the third quarter of 2011, and net income of $5.4 million, or $0.13 per diluted share, for the fourth quarter of 2010.

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 1 of 10

The Company reported GAAP net income of $7.2 million, or $0.17 per diluted share, in 2011 compared to GAAP net income of $12.0 million, or $0.30 per diluted share, in 2010. During the three months and year ended December 31, 2010, the Company recorded a non-cash tax benefit of $2.3 million, equivalent to $0.06 per diluted share, due to deferred tax.

Non-GAAP net income for the fourth quarter of 2011 was $1.5 million, or $0.04 per diluted share, compared to $274,000, or $0.01 per diluted share, for the third quarter of 2011, and $4.5 million, or $0.11 per diluted share, for the fourth quarter of 2010.

The Company reported non-GAAP net income of $10.8 million, or $0.26 per diluted share, in 2011 compared to non-GAAP net income of $13.3 million, or $0.33 per diluted share, in 2010.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to intangible assets and (iii) for the three months and year ended December 31, 2010, the non-cash tax benefit. A reconciliation between net income (loss) on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

In October 2011, AudioCodes’ Board of Directors authorized a program to repurchase up to 4.0 million of the Company’s Ordinary Shares, NIS 0.01 nominal (par) value, which is approximately 10% of the Company’s outstanding shares. As of December 31, 2011, approximately 1.2 million shares have been repurchased at an aggregate cost of $4.0 million.

During the fourth quarter of 2011, AudioCodes generated $4.1 million in cash from operating activities compared to cash used in operations of $405,000 in the third quarter of 2011 and cash generated from operating activities of $5.7 million in the fourth quarter of 2010. Cash and cash equivalents, bank deposits and marketable securities were $75.6 million as of December 31, 2011, compared to $72.8 million as of September 30, 2011 and $64.1 million as of December 31, 2010. The year-over-year net increase in cash balances included new bank loans made to the Company during the second half of 2011 in the amount of $23.8 million.

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 2 of 10

“AudioCodes fourth quarter 2011 performance was highlighted by a return to sequential growth in all key financial metrics including revenues, earnings and cash flow from operations, and continued strength in our core networking business which grew over 20% in 2011 compared to 2010,” commented Shabtai Adlersberg, Chairman, President and Chief Executive Officer of AudioCodes. In the fourth quarter of 2011 we experienced increased demand in our markets and growing activities and projects with our customers and partners in the areas of unified communications, IP and TDM connectivity for business services and mobility, all of which present additional opportunities for AudioCodes to continue our growth and increase our market share.”

“In the past two years, we have invested in growing our managed and technical services, which accounted for 15% of our total revenues in the fourth quarter of 2011. Growing over 25% annually in the past two years, we believe that our services practice will continue to grow at a similar rate in coming years and expect it to be an influential growth engine for AudioCodes. Based on our confidence in the near and long-term growth prospects for AudioCodes’ business, as well as the strength of our balance sheet, the Company’s Board of Directors approved a stock repurchase program during the fourth quarter as part of our ongoing commitment to enhancing shareholder value,” concluded Mr. Adlersberg.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year 2011 operating and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 3 of 10

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2012 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,352	$50,311
Short-term bank deposits	15,971	13,825
Trade receivables, net	30,923	(*) 26,321
Other receivables and prepaid expenses	4,764	(*) 4,896
Deferred tax assets	2,600	2,287
Inventories	20,415	(*) 16,279

Total current assets	101,025	113,919

LONG-TERM INVESTMENTS:
Long-term bank deposits	9,120	-
Long-term marketable securities	23,823	-
Investments in affiliated company	1,251	1,317
Deferred tax assets	2,600	2,261
Severance pay funds	15,410	15,039
Total long-term investments	52,204	18,617

PROPERTY AND EQUIPMENT, NET	3,368	3,703

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	36,080	37,405
Total assets	$192,677	$173,644

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans and Short-term loans	$10,243	$6,000
Trade payables	12,362	13,519
Other payables and accrued expenses	18,102	24,168
Deferred revenue	5,235	(*) 3,695
Total current liabilities	45,942	47,382

LONG-TERM LIABILITIES:
Accrued severance pay	$16,106	$15,821
Long-term bank loans	22,912	9,750
Senior convertible notes	353	353
Deferred revenue and other payables	1,345	1,158
Total long-term liabilities	40,716	27,082

Total equity	106,019	99,180

Total liabilities and equity	$192,677	$173,644

(*) Reclassified

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)	(Audited)	(Unaudited)

Total revenues	$155,827	$150,040	$37,223	$40,464
Total cost of revenues	64,157	66,138	15,220	17,227

Gross profit	91,670	83,902	22,003	23,237

Operating expenses:
Research and development, net	32,150	30,189	8,241	7,839
Selling and marketing	43,260	35,024	10,775	9,998
General and administrative	9,028	8,252	2,174	2,115

Total operating expenses	84,438	73,465	21,190	19,952

Operating income	7,232	10,437	813	3,285
Financial income (expenses), net	423	(94)	(93)	191

Income before taxes on income	7,655	10,343	720	3,476
Income tax expense (income), net	238	(1,885)	45	(2,110)
Equity in losses of an affiliated company	253	213	5	230

Net income	$7,164	$12,015	$670	$5,356

Net loss attributable to the noncontrolling interest	-	111	-	-

Net income attributable to AudioCodes	$7,164	$12,126	$670	$5,356

Basic net earnings per share	$0.17	$0.30	$0.02	$0.13

Diluted net earnings per share	$0.17	$0.30	$0.02	$0.13

Weighted average number of shares used in computing basic net earnings per share	41,438	40,560	41,092	40,951

Weighted average number of shares used in computing diluted net earnings per share	41,935	40,961	41,411	41,556

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Total revenues	$155,827	$150,040	$37,223	$40,464
Total cost of revenues (1) (2)	62,990	64,840	14,965	16,903

Gross profit	92,837	85,200	22,258	23,561

Operating expenses:
Research and development, net (1)	31,624	29,796	8,120	7,723
Selling and marketing (1) (2)	41,985	33,540	10,512	9,155
General and administrative (1)	8,325	7,799	2,015	1,967

Total operating expenses	81,934	71,135	20,647	18,845

Operating income	10,903	14,065	1,611	4,716
Financial income (expenses), net	423	(94)	(93)	191

Income before taxes on income	11,326	13,971	1,518	4,907
Income tax expense, net (3)	238	436	45	211
Equity in losses of an affiliated company	253	213	5	230

Non-GAAP net income	$10,835	$13,322	$1,468	$4,466

Net loss attributable to the noncontrolling interest	-	111	-	-

Net income attributable to AudioCodes	$10,835	$13,433	$1,468	$4,466

Non-GAAP diluted net earnings per share	$0.26	$0.33	$0.04	$0.11

Weighted average number of shares used in computing non-GAAP diluted net earnings per share	42,369	40,975	41,710	41,875

(1)         Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.

(2)         Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3)         Excluding non-cash deferred tax benefit in the three months and year ended December 31, 2010.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

GAAP Net income	$7,164	$12,015	$670	$5,356
GAAP Diluted earnings per share	$0.17	$0.30	$0.02	$0.13

Cost of revenues:
Stock-based compensation (1)	130	62	33	14
Amortization expenses (2)	1,037	1,236	222	310
	1,167	1,298	255	324
Research and development, net:
Stock-based compensation (1)	526	393	121	116

Selling and marketing:
Stock-based compensation (1)	963	1,180	179	766
Amortization expenses (2)	312	304	84	77
	1,275	1,484	271	843
General and administrative:
Stock-based compensation (1)	703	453	159	148

Income taxes:
Deferred tax income (3)	-	(2,321)	-	(2,321)

Non-GAAP Net income	$10,835	$13,322	$1,468	$4,466
Non-GAAP Diluted earnings per share	$0.26	$0.33	$0.04	$0.11

(1)         Stock-based compensation expenses related to options and restricted stock units granted to employees and others.

(2)         Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3)         Non-cash deferred tax benefit.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income	$7,164	$12,015	$670	$5,356
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,264	4,359	741	958
Amortization of marketable securities premiums and accretion of discounts, net	416	-	110	-
Equity in losses of an affiliated company and interest of loans to affiliated company	253	193	5	230
Decrease (increase) in accrued severance pay, net	(86)	(319)	(36)	39
Stock-based compensation expenses	2,322	1,370	492	326
Increase in accrued interest on marketable securities, bank deposits and structured notes	(182)	-	(1)	-
Increase in deferred tax assets	(652)	(2,321)	(652)	(2,321)
Decrease (increase) in trade receivables, net	(4,602)	(*) (7,799)	924	(*) (982)
Decrease (increase) in other receivables and prepaid expenses	(345)	(*) (218)	1,052	(*) 1,115
Increase in inventories	(4,136)	(*) (3,963)	(1,959)	(*) (1,937)
Increase (decrease) in trade payables	(1,157)	4,910	1,313	921
Increase (decrease) in deferred revenues	1,978	(*) 1,851	(67)	(*) (789)
Increase (decrease) in other payables and accrued expenses	(5,464)	6,324	1,478	2,775

Net cash provided by (used in) operating activities	(1,227)	16,402	4,070	5,691

Cash flows from investing activities:
Purchase of marketable securities	(24,402)	-	-	-
Short-term deposit, net	(2,146)	77	14,589	489
Investments in long-term deposits	(9,120)	-	(9,120)	-
Investments in an affiliated company	(211)	-	(211)	-
Purchase of property and equipment	(1,579)	(1,569)	(316)	(284)

Net cash provided by (used in) investing activities	(37,458)	(1,492)	4,942	205

(*) Reclassified

AudioCodes Reports Fourth Quarter and Full Year 2011 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Payment for the acquisition of NSC	(278)	(74)	-	-
Repurchase of convertible notes, net of costs	-	(50)	-	-
Proceeds from loans	24,005	-	5,255	-
Repayment of loan from bank	(6,600)	(6,000)	(2,100)	(1,500)
Purchase of treasury stock	(3,812)	-	(3,812)	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	1,411	2,556	28	1,649

Net cash provided by (used in) financing activities	14,726	(3,568)	(629)	149

Increase (decrease) in cash and cash equivalents	(23,959)	11,342	8,383	6,045
Cash and cash equivalents at the beginning of the period	50,311	38,969	17,969	44,266

Cash and cash equivalents at the end of the period	$26,352	$50,311	$26,352	$50,311

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